

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 9, 2009

David M. Sindelar
Chief Executive Officer
Viasystems Group, Inc.
101 South Hanley Road, Suite 400
St. Louis, Missouri 63105

> Re: **Viasystems Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 12, 2009**
> **File No. 333-163040**

Dear Mr. Sindelar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Staff is separately reviewing the periodic reports of Merix and a separate letter containing comments on those reports will be provided promptly. Additionally, please note that all comments on the Merix periodic reports must be resolved prior to the desired effective date for your Form S-4.

2.   We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Please also note that to the extent you rely upon Rule 430A, you must include the undertaking required by Item 512(i) of Regulation S-K.

Cover Page

3.   You currently present a two-page letter to shareholders as well as a notice. To conform
        with the requirements of Rule 421(d), your letter should not exceed one page in length, and
        the notice to shareholders should also be limited to one page. Collectively, the letter and
        notice should provide all of the information required by Item 501 of Regulation S-K. In
        editing the letter, please ensure that you provide the key information regarding the proposed
        transaction. For example, the uncertainty regarding the tax consequences of the merger
        appears to be a key matter that should be highlighted on the cover page. In particular,
        please state that there is a significant risk the Merix holders will recognize ordinary income
        equal to the market value of the Viasystems common stock they receive in the merger.

4.   Although the outside cover page (your letter to shareholders) should contain a clear and
        concise description of what the common shareholders of Merix will receive as a result of
        the proposed merger, the first paragraph that follows the bulletpoints does not describe the
        merger consideration in a concise and useful manner. Usage of a defined term such as
        "Exchange Ratio" does not appear to be necessary or consistent with the requirements of
        Rule 421(d). It appears instead that you could tell the shareholders that they will receive a
        pro rata share of the 2.5 million shares and that you expect that holders will receive not less
        than approximately X shares nor more than approximately Y shares in exchange for each
        share of Merix common stock. Then, you should direct the readers to the page number of
        the filing where they may find the detailed information about how the actual exchange ratio
        will be determined.

5.   In addressing the preceding comment, it would appear that cover page disclosure of the
        range of shares that Merix holders are expected to receive would be significantly more
        informative if you exclude "out-of-the-money" option shares from those you expect to be
        outstanding at the time of the closing. In this respect, it appears that a substantial portion of
        the potential variance in the exchange ratio is attributable to options that have prices that are
        substantially in excess of share prices in recent periods and are thus very unlikely to be
        exercised.

Risk Factors

Risk Factors Related to Viasystems

"A significant portion of Viasystems' net sales …", page 42

6.   We note that Alcatel-Lucent SA, Bosch Group, General Electric Company and Continental
        AG, each individually accounted for over 10% of Viasystems' net sales for the year ended
        December 31, 2008 and the nine months ended September 30, 2009. However, you have
        not filed agreements or similar contracts with any of these companies as exhibits to your

filing. Please provide us with an analysis as to how you determined that your agreements with these entities do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Cautionary Statement Regarding Forward-Looking Statements, page 69

7.   We note your statement that some of the statements contained in the proxy statement/prospectus are "forward looking statements" within the meaning of Sections 27A of the Securities Act and 21E of the Exchange Act. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either:

- delete any references to the Litigation Reform Act; or
- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

The Merger

Opinion of Thomas Weisel Partners, page 87

8.   We note that there appears to be uncertainty regarding the tax consequences to the Merix holders and that there is a substantial likelihood that the shares they will receive will result in ordinary income. However, your proxy does not discuss this potentially negative consequence as something considered by the board in evaluation the transaction. Please advise as to whether the board was aware of this uncertainty when it made the initial determination that the transaction was fair to the Merix holders. If so, please tell us why the uncertainty about the tax treatment is not prominently listed as a negative factor in the background of the merger, the fairness opinion discussion and the consideration/recommendation of the board.

9.   We note that "TWP did not express any opinion as to any tax or other consequences that might result form the merger." Based upon this statement, it is unclear whether TWP is aware that the merger consideration might be taxable. If TWP is aware that the merger consideration might be taxable, please clarify whether they concluded that the merger is fair irrespective of whether the merger consideration is taxable to Merix holders as ordinary income.

10.   We note that TWP's opinion was delivered in October 2009 and that on November 24, 2009, Viasystems, Inc. issued $220 million of its 12% Senior Secured Notes. Please disclose whether any material changes in any of the projections or assumptions upon which TWP based its opinion have occurred since the delivery of the opinion.

11.   We note that TWP has acted as an underwriter in connection with offerings of securities of Merix and performed various investment banking services for which they received

customary fees. Please expand your discussion in the prospectus of the prior relationship between Merix and TWP, including the aggregate fees paid by Merix to TWP. In addition, disclose whether Merix or TWP recommended the amount of the contingent consideration to be paid. Refer to Item 1015(b) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

Qualification of the Merger as a Reorganization, page 106

12.   Please clarify the nature of the "uncertainties" regarding the qualification of the acquisition of Merix as a reorganization. Clarify whether counsel is of the view that the tax outcome will be uncertain even after it is determined whether Merix is insolvent (or solvent) for income tax purposes. Provide an appropriately detailed explanation in this respect. Although we note your disclosure indicating that there is uncertainty about whether the trading price of the Viasystems common stock should be used to determine the value of Merix, it is unclear whether additional uncertainties would need to be resolved to make a determination regarding whether the transaction will qualify as a reorganization.

Tax Consequences if the Merger Does not Qualify as a Reorganization, page 107

13.   Please briefly describe the limitations on the deductibility of capital losses.

The Merger Agreement, page 110

14.   The third to last sentence of the disclaimer on page 110 states that investors "should not rely on the representations and warranties in the merger agreement (or the summaries contained herein) as characterization of the actual state of facts about Merix or Viasystems." This appears to assert that the exhibits are not disclosure documents and may not be relied upon. The fact that a required exhibit, such as a material contract, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. Please revise the disclaimer to include a clear statement of your disclosure responsibilities with regard to material contradictory information. See Release No. 34-51283. Please delete the referred sentence. Further, general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the company is aware of material contradictory information, and additional disclosure by the company is appropriate in such circumstances.

15.   Cautionary language should be limited to statements of fact. In contrast, much of the disclaimer contains statements of speculation; in effect, that the representations and warranties in the agreements included as exhibits:

- Should not be viewed to provide any factual information -- but you will not tell investors what factual information, if any, is the exception;
- Are subject to qualifications and limitations by the respective parties, including exceptions and other information that are not necessarily reflected in the filed agreement -- but you will not tell investors which representations or warranties, if any, have been so qualified, limited or excepted;

- May apply a standard of materiality in a way different from what may be viewed as material to investors -- but you will not tell investors which, if any, different way; and
- May have changed after the date of the merger agreement -- but you will not tell investors what, if anything, has changed.

The intent and the effect of this language is to undermine and to put into question the interpretation and reliability of a document that the Commission has required you to file as an exhibit to your registration statement. Either specifically identify which representations and warranties are subject to this language or delete this language.

Additional Agreements of Viasystems Related to the Merger

Note Exchange Agreement, page 125

16.   With respect to the Note Exchange Agreement entered into with the holders of 98% of the Merix notes, it appears from section 4 of that agreement that you rely upon the exemption from registration provided in Section 4(2). In your supplemental response explain the facts that support your conclusion that the exemption was available for the offer and sale of the 1,398,251 shares of Viasystems common stock to the Merix note holders. Also, we note that Schedule I to Exhibit 10.8 and other schedules to that document have not been filed. Tell us the basis for not filing those portions of the material agreement or revise to ensure that all of the material agreement has been filed.

Viasystems Executive Compensation

Summary Compensation

Summary Compensation Table, page 172

17.   Revise your table to itemize the dollar amounts of the components included in the "all other compensation" column for the most recently completed year. In addition, quantify the benefit for each of the club dues, financial consulting services and supplemental life insurance premiums referenced in footnote 9. Any item reported for a named executive officer pursuant to paragraph (c)(2)(ix) of this Item that is not a perquisite or personal benefit and whose value exceeds $10,000 must be identified and quantified in a footnote to column (i). Refer to Instruction 3 to Instructions to Item 402(c)(2)(ix).

Annex C: Opinion of Thomas Weisel Partners

18.   We note that the TWP opinion letter limits the consent to the use of the opinion to "the use or referral by Seller of the opinion," and that TWP does not appear to have consented to the summary of its report that is contained in the prospectus beginning on page 87. Please refer to Rule 436 and advise or revise your filing.

Undertakings, page II-2

19.   Please advise us as to why you have not included the undertakings required by Item 512(a) of Regulation S-K. See Section II.F of Release No. 33-6578

Signatures, page II-3

20.   Your registration statement must be signed by either your controller or your principal accounting officer. If Mr. Sax is also signing in the capacity as controller or principal accounting officer, please make this clear. Please refer to Form S-4.

Exhibit Index, page II-5

21.   Please file all required exhibits for our review and possible comment. In addition, please file a draft of the tax matters opinion as soon as possible.

22.   We note that Viasystems Group operates six principal manufacturing and two principal distribution facilities with a total area of approximately 4.1 million square feet. Please tell us how you determined you are not required to file any of your lease agreements in answer to Item 601(b)(10)(ii)(D) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (214) 746-7777
       R. Scott Cohen, Esq.
       Weil, Gotshal & Manges LLP